Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIX MONTHS ENDED JUNE 30, 2025 COMPARED TO SIX MONTHS ENDED JUNE 30, 2024

The following tables set forth our unaudited condensed consolidated statements of income data:

	Six Months Ended June 30,
		% of		% of
	2025	Revenue	2024	Revenue
	(Unaudited)		(Unaudited)
Revenue	316,966	100	394,949	100
Cost of revenue	(96,024)	(30)	(96,024)	(24)
General and administrative expenses	(904,316)	(285)	(894,813)	(227)
Total costs and expenses	(1,000,340)	(316)	(990,837)	(251)
Loss	(683,374)	(216)	(595,888)	(151)
Other(expenses)income	(118,907)	(38)	6,890,387	1,745
(Loss)Profit before income taxes	(802,281)	(253)	6,294,499	1,594
Income tax expenses	8,657	3	8,498	2
Net (loss) profit	$(810,938)	(256)	$6,286,001	1,592

Revenue

The following table sets forth our unaudited condensed consolidated revenue by revenue source:

	Six months ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Commission	316,966	394,949
Revenue	$316,966	$394,949

Commission fee revenue

The commission revenue was calculated based on a percentage of transaction value of artworks, which we charge trading commissions for the purchase and sale of the ownership shares of the artworks. The commission is typically 5% of the total amount of each transaction. The commission is accounted for as revenue and immediately deducted from the proceeds from the sales of artwork units when a transaction is completed.

Commission revenue for the six months ended June 30, 2025 and 2024 was $316,966 and $394,949.

Revenue by customer type

The following table presents our revenue by customer type:

	Six months ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Customers-third party	$316,966	$394,949
Total	$316,966	$394,949

Cost of Revenue

	Six months ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Internet service charge	96,024	96,024
Total	$96,024	$96,024

Cost of revenue for the six months ended June 30, 2025 and June 30, 2024 was $96,024 and $96,024 respectively.

Gross Profit

Gross profit was $220,942 or 69.7% of the total revenue for the six months ended June 30, 2025, compared to $298,925 or 75.7% of the total revenue for the six months ended June 30, 2024.  Gross profit amount was decreased by $77,983 while the gross profit margin was reduced by 6%.

Overall total revenue for the six months ended June 30, 2025 decreased by $77,983 or 20% as compared  to the same period in 2024, due to lower transaction volume amid a decline in NFT business.

Operating Expenses

General and administrative expenses for the six months ended June 30, 2025 were $904,316, compared to $894,813 for the six months ended June 30, 2024.

The following table sets forth the main components of the Company’s general and administrative expenses for the six months ended June 30, 2025 and June 30, 2024.

	Six months ended June 30,
	2025	% of Total	2024	% of Total
	(Unaudited)		(Unaudited)
Agency Fee	$185,000	20.4	$12,147	1.4
Staff Salary & Benefit	235,860	26.1	326,422	36.5
Consultancy fee	78,000	8.6	78,000	8.7
Tax & Duties	-	-	8,498	0.9
Director Fee	66,000	7.3	66,000	7.4
Office Rental	5,000	0.6	5,000	0.6
Legal & Professional Fee	38,500	4.3	85,359	9.5
Audit Fee	181,561	20.1	195,100	21.8
Business Registration Fee	111,219	12.3	86,631	9.7
Others	3,176	0.3	31,656	3.5
Total general and administrative expense	$904,316	100.0	$894,813	100.0

Other income

Other income for the six months ended June 30, 2025 and 2024 were ($118,907) and $6,890,387 respectively, For the six months ended June 30, 2025，other expense comprising interest expense of $118,907, which mainly comes from interest expense of convertible promissory note, $117,807. For the six months ended June 30, 2024, other income contains interest income of $228,394 and a gain on change of fair value of warrant liability amounting $6,661,993.

Income tax expense

The Company’s effective tax rate varies due to the multiple jurisdictions in which it books its pretax income or losses. The Company is domiciled in the Cayman Islands and is not subject to any income tax during the six months ended June 30, 2025. The Company’s subsidiaries that are incorporated in the United States of America and Hong Kong SAR is subject to an income tax rate of 21% and 16.5% respectively for the six months ended June 30, 2025 and 2024 respectively.

The effective tax rates for the six months ended June 30, 2025 and 2024 were (1.1) % and 0.1%, respectively.

The income tax expense were $8,657 and $8,498 for the six months ended June 30, 2025 and 2024, respectively.

Net loss

We recorded a net loss for the six months ended June 30, 2025 of $810,938 compared to net profit of $6,286,001 for the six months ended June 30, 2024.

The decrease in the net profit by $7,096,939 during this current period compared to the same period ended June 30, 2024 has been discussed above.

Liquidity and Capital Resources

The following tables set forth our unaudited condensed consolidated statements of cash flow:

	Six months ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$(39,859,762)	$(1,959,676)
Net cash provided by financing activities	20,000,000	21,904,920
Net increase in cash and cash equivalents	(19,859,762)	19,945,244
Cash, cash equivalents and restricted cash, beginning balance	86,624,171	66,057,328
Cash and cash equivalents and restricted cash, ending balance	$66,764,409	$86,002,572

Sources of Liquidity

The cash and cash equivalents and the restricted cash balances from as of June 30, 2025 and 2024 were $66,764,409 and $86,002,572 respectively.

As of June 30, 2025, we have $62,406,205 in cash deposited with the Silkroad International Bank. The Central Bank of Djibouti (BCD) regulates the banking sector and has implemented measures to strengthen the financial system, such as increasing capital requirements and improving liquidity ratios. However, there is no specific mention of a formal deposit insurance system that protects depositors in case of bank failures. Therefore we do not believe there is any insurance for the cash deposited with the Silkroad International Bank.

For the six months ended June 30, 2025, net cash used by operating activities was $39,859,762. While there was no cash transactions related to investing activities during the six months ended June 30, 2025, we incur net cash provided by financing activities, $20,000,000. For the six months ended June 30, 2024, net cash used by operating activities was $1,959,676. While there was no cash transactions related to investing activities during the six months ended June 30, 2024, we incur net cash provided by financing activities, $21,904,920.

As of June 30, 2025, the total current liabilities were $5,851,229, which included accrued expense and account payables amounting to $1,543,959, advance from customers amounting to $4,283,608, tax payable amounting to $23,661.

As of June 30, 2025, the Company had cash, restricted cash and cash equivalents of $66,764,409, a working capital in an amount of $100,088,573 and the total assets of $105,939,801.

NFT LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unless otherwise specified or required by context, references to “we,” “the Company”, “NFT Limited”, “our” and “us” refer collectively to (i) NFT Limited, (ii) the subsidiaries of NFT Limited, , Takung DIGITAL TECHNOLOGY LIMITED (“Takung Digital”), Takung EXCHANGE LIMITED (“Takung Exchange ”) and its wholly owned Hong Kong subsidiary, METAVERSE DIGITAL PAYMENT CO., LIMITED (“Metaverse HK”), respectively.

1.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when initially purchased.

RESTRICTED CASH

Restricted cash represents the cash deposited by the traders (“buyers and sellers”) into a specific bank account under Metaverse   HK (“the broker’s account”) in order to facilitate the trading shares of the artwork. The buyers are required to have their funds transferred to the broker’s account before the trading take place. Upon the delivery of the shares, the seller will send instructions to the bank, requesting the amount to be transferred to their personal account. After deducting the commission as per Metaverse HK, the bank will transfer the remainder to the seller’s personal account. Except for instructing the bank to deduct the commission fee, the Company has no right to use any funds in the broker’s account except for instructing the bank to deduct the commission and management fee. The restricted cash is denominated in USD and the client advance payment balance deposited in Djibouti.

The ending balance of   restricted cash totaling $4,283,608 and $4,351,692 as of June 30, 2025 and December 31, 2024, respectively.

2.	PREPAYMENT AND OTHER CURRENT ASSETS

The Company entered into twelve development and procurement agreements with three technology service providers to upgrade the technological infrastructure and functionality of its art pledge platform. The total contract value of $39,175,392 is payable within ten days of execution and recorded as advance payments.

3.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of June 30, 2025 and December 31, 2024 consisted of:

	Jun 30, 2025	Dec 31, 2024
Payroll payables	$1,538,959	$1,303.352
Office rental	5,000	-
Other payables	-	54,612
Total accrued expenses & other payables	1,543,959	1,357,964

4.	ADVANCE FROM CUSTOMERS

Advance from customers represent the cash deposited by the traders into a specific bank account under Metaverse HK   (“the broker’s account”) in order to facilitate the trading ownership units of the NFT. The traders are required to have their funds transferred to the broker’s account before the trading take place.

The amount was $4,283,608 and $4,351,692 as at June 30, 2025 and December 31, 2024 respectively.

5.	CONVERTIBLE LOAN

On May 6, 2025, NFT Limited, a Cayman Islands exempted company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated investors identified therein (the “Investors”), pursuant to which the Company will issue unsecured promissory notes in the aggregate original principal amount of $20,000,000.00 (the “Notes”), convertible into Class A ordinary shares, $0.005 par value per share, of the Company (the “Ordinary Shares”), for $20,000,000.00 in aggregate gross proceeds.

The Notes bear a simple interest at a rate of 5% per annum. All outstanding principal and accrued interest on the Note will become due and payable thirty-six (36) months after the purchase price of the Notes is delivered by Investors to the Company (the “Purchase Date”). The Company may prepay all or a portion of the Notes at any time by paying 105% of the outstanding balance elected for pre-payment, provided that the Company gives no less than five (5) Trading Days (as defined in the Note) prior written notice to the Investors. The Investors have the right to redeem the Note, up to $250,000.00 per calendar month, at any time after the date that is six (6) months from the Purchase Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Conversion Price (as defined in the Note). The Investors have the right at any time after the date that is six (6) months from the Purchase Date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into shares of fully paid and non-assessable Ordinary Shares of the Company as described above.

On June 3, 2025, the Company entered into a certain amendment (the “Amendment”) to the Purchase Agreement in accordance with the terms of the Purchase Agreement. Pursuant to the Amendment, the Company and the Investors agreed to (i) amend and restate the Notes (the “Amended and Restated Notes”) such that the Amended and Restated Notes shall become convertible and redeemable after one (1) month from the Purchase Price Date (as defined in the Notes), and (ii) provide registration rights under a registration statement on Form F-1 to the Investors for the Ordinary Shares issuable upon the conversion or redemption of the Amended and Restated Notes.

6.	INCOME TAXES

Takung Digital Technology Limited (“Takung Digital”) was incorporated in Albany, New York and Takung Exchange Limited (“Takung Exchange”) was incorporated in Wyoming and are therefore subject to United States income tax. Metaverse HK were incorporated in Hong Kong S.A.R. People’s Republic of China and are subject to Hong Kong profits tax.

United States of America

Takung Digital Technology Limited (“Takung Digital”) was incorporated in Albany, New York, and Takung Exchange Limited (“Takung Exchange”) was incorporated in Wyoming. Accordingly, both entities are subject to United States federal income taxation. Under the Internal Revenue Code, U.S. corporations are subject to federal corporate income tax at a statutory rate of 21%.

In addition to federal income tax, corporations may also be subject to state and local income taxes depending on the jurisdictions in which they operate. Takung Digital, incorporated in New York, may be subject to New York State corporate income tax at a statutory rate of up to 7.25%, plus applicable local taxes. Takung Exchange, incorporated in Wyoming, is not subject to state corporate income tax, as Wyoming does not impose a corporate income tax.

Hong Kong

Two-tier Profits Tax Rates

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million (approximately $257,311) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Since Metaverse HK are wholly owned and under the control of NFT Limited, these entities are connected entities. Under the Ordinance, it is an entity’s election to nominate the entity that will be subject to the two-tier profits tax rates on its profits tax return. The election is irrevocable. The Company elected Metaverse HK to be subject to the two-tier profits tax rates.

The provision for current income and deferred taxes of Metaverse HK has been calculated by applying the new tax rate of 8.25%.

The subsidiary, Metaverse Digital Payment Co., Limited incurred corporate income tax payable of $23,510 during the first half of year of June 30, 2025. The Company does not expect the position of uncertain tax liabilities will significantly fluctuate within the next twelve months.

The statute of limitations for the Internal Revenue Services to assess the income tax returns on a taxpayer expires three years from the due date of the profits tax return or the date on which it was filed, whichever is later.

In accordance with the Hong Kong profits tax regulations, a tax assessment by the IRD, Inland Revenue Department,   may be initiated within six years after the relevant year of assessment, but extendable to 10 years in the case of potential willful underpayment or evasion.

7.	LEASES

The Company has operating leases for its office facilities. The Company’s leases have remaining terms of less than one year. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

8.	COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of June 30, 2025 and December 31, 2024, the Company had no capital commitments.

Contingencies

As of June 30, 2025 and through the issuance date of the unaudited consolidated financial statements included in this Form 6-k, the Company does not have any other significant indemnification claims.

9.	SHAREHOLDERS’ EQUITY

Share Options

There was no share options granted during the first half of year of June 30, 2025 and no share options were forfeited nor exercised in the year ended June 30, 2025.

Common Stock

90,000,000 Class A shares authorized; $0.005 par value; 5,065,150 shares issued and outstanding as of June 30, 2025 and December 31, 2024.

10.	SUBSEQUENT EVENTS

The Company evaluated all events and transactions from June 30, 2025 up to report date, which is the date that these unaudited consolidated financial statements are available to be issued. There are no material subsequent events that require disclosure in these unaudited consolidated financial statements.